UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment #  )

CDG INVESTMENTS INC.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

12507A 10 0

(Cusip Number)

GREGORY SMITH, SUITE 300, 340-12TH AVE. S.W.

CALGARY, ALBERTA T2R 1L5

Telephone: (403) 261-1975

(Name, address and telephone number of person authorized to

receive notices and communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.133-1(f) or ss.ss.240-13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12507A 10 0

Schedule 13D

1.

Name of Reporting Persons

Gregory Smith

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

2,546,216

8.

Shared Voting Power

64,000

9.

Sole Dispositive Power

2,546,216

10.

Shared Dispositive Power

64,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,610,216

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See       Instructions)

13.

Percent of Class Represented by Amount in Row (11)

7.6%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of CDG Investments Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Gregory Smith.

Mr. Smith beneficially owns shares of the Issuer’s common stock directly, indirectly through 900914 Alberta Ltd. (“900914”), a company owned by Mr. Smith and Alberta Pacific Management Ltd. (“APM”), a company managed by Mr. Smith.

Mr. Smith is a citizen and resident of Canada. Mr. Smith’s business address is Suite 300, 340 – 12th Avenue, S.W., Calgary, Alberta T2R 1L5 Canada.

Mr. Smith is a self-employed Chartered Accountant.  He is a Director of Tyler Resources Inc. and CFO of CDG Investments Inc.

During the last five years, Mr. Smith has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Smith, 900914 and APM have acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Smith, 900914 and APM may have sold shares in private transactions and through the public market.  All of the transactions were funded through Mr. Smith’s personal funds or the working capital of 900914 or APM

Except as disclosed below, there have been no acquisitions or disposition so the Issuers’ common shares made by Mr. Smith, 900914 or APM within the last 60 days.

During the last 60 days, Mr. Smith disposed/acquired of shares of the Issuer’s common stock as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $/US $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Nov. 9/04	(100,000) options	$0.25 Cdn	Personal	Options Expired

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Schedule 13D

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $/US $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Oct. 27/04	20,000	$0.07 Cdn	Personal	Acq. in Market
Nov. 9/04	8,000	$0.10 Cdn	Personal	Acq. in Market
Nov. 10/04	1,000	$0.06 Cdn	Personal	Acq. in Market
Nov. 11/04	2,600	$0.08 Cdn	Personal	Acq. in Market
Nov. 12/04	1,000	$0.06 Cdn	Personal	Acq. in Market
Nov. 12/04	27,400	$0.11 Cdn	Personal	Acq. in Market
Nov. 12/04	10,000	$0.15 Cdn	Personal	Acq. in Market
Nov. 16/04	35,000	$0.15 Cdn	Personal	Acq. in Market

ITEM. 4

PURPOSE OF TRANSACTION

(a)

Mr. Smith is holding his shares of the Issuer (including shares held by 900914 or APM) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through 900914 or APM, or through other entities).

Mr. Smith does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

CUSIP NO. 12507A 10 0

Schedule 13D

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Smith will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 22, 2004, Mr. Smith beneficially owned 2,610,216 (7.6% based upon 34,144,081 shares outstanding as of December 22, 2004) of the Issuer’s common shares.  Mr. Smith’s beneficial ownership includes:

480,000 shares directly, 2,066,216 shares of the Issuer’s common stock held by 900914 and 64,000 shares held by APM.

(b)

Mr. Smith has the sole power to dispose of 2,546,216 of the Issuer’s common shares.  Mr. Smith shares the power to vote and dispose of 64,000 shares held by APM.

Mr. Devonshire shares the power to vote or dispose of the shares as follows:

Company Name	Alberta Pacific Management Ltd.
Name	James Devonshire
Residence or Business Address	Suite 500, 926-5th Avenue SW Calgary, Alberta, T2P 0N7
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Chartered Accountant

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, penalty imposed, or other disposition of the case.

No

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

No
Citizenship	Canadian

(c)

During the prior 60 days Mr. Smith did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

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Schedule 13D

(d)

Expect for Mr. Devonshire, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by APM.

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

“Gregory Smith”

DATE:

December 23, 2004

BY:_____________________________

Gregory Smith